October 23, 2017

VIA EDGAR

Ms. Valerie Lithotomos, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS
DF Dent Midcap Growth Fund
DF Dent Premier Growth Fund
DF Dent Small Cap Growth Fund (the “Funds")
(File Nos. 811-03023 and 002-67052)

Dear Ms. Lithotomos:

On August 28, 2017, Forum Funds (“Registrant”) filed Post-Effective Amendment No. 596 (“PEA 596”) to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosure in the Funds’ Registration Statement and to register new classes of shares of the Funds (accession number 0001398344-17-011118). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Wednesday, October 4, 2017 regarding PEA 596 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS (for each Fund, unless otherwise indicated)

Comment 1: In the Annual Fund Operating Expenses table, consider removing the line item for “Distribution and/or Service (12b-1) Fees” if not applicable.

Response: Registrant respectfully declines the Staff’s comment, preferring to reflect that the Funds do not charge Rule 12b-1 fees.

Comment 2: Please confirm supplementally that the terms of the expense limitation agreement between the Registrant and the Adviser permit recoupment of fees waived and/or expenses reimbursed by the Adviser.

Response: Registrant confirms that the Adviser may be reimbursed by a Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of a class to exceed the lesser of (i) the then-current expense cap, or (ii) the expense cap in place at the time the fees/expenses were waived or reimbursed.

Comments 3: Please confirm supplementally that the costs disclosed in the expense example will reflect the impact of the expense waiver only for the relevant periods that the expense waiver is contractually in effect.

U.S. Securities and Exchange Commission
October 23, 2017

Response: Registrant confirms that the costs disclosed in the expense example will reflect the impact of the expense waiver only for the period commensurate with the term of the expense waiver.

Comment 4: Supplementally confirm that the Funds do not require a line item in the Annual Fund Operating Expenses table concerning Acquired Fund Fees and Expenses, or include this line item in the table if a Fund expects to invest more than 0.01% of its net assets in acquired funds.

Response: Registrant confirms that the fees and expenses accrued by each Fund as a result of the Fund’s investments in other investment companies do not amount to a level that would require disclosure in the Fund’s Fees and Expenses table (i.e., one basis point) under Form N-1A. Registrant also confirms that the Fund’s Fees and Expenses table will include a separate line item in the future, to the extent acquired fund fees and expenses exceed 0.01% of the Fund’s annual average daily net assets.

Comment 5: Please provide the portfolio turnover rate for each Fund and, if portfolio turnover rate is high for any Fund, discuss how the heightened portfolio turnover rate affects liquidity.

Response: Registrant has revised the disclosure to include the portfolio turnover rate for each Fund, consistent with the Staff’s comment.

Comment 6: The section entitled “Principal Investment Risks” for the DF Dent Premier Growth Fund includes “ADR Risk” but there is no mention of ADRs in the Fund’s principal investment strategy. Please reconcile by either including ADRs in the Fund’s principal investment strategy or removing the risk disclosure.

Response: Registrant has removed ADR Risk from the Principal Investment Risks for the DF Dent Premier Growth Fund, consistent with the Staff’s comment.

Comment 7: Please define “ADR” when using the term in the first instance in the Prospectus.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 8: The section entitled “Principal Investment Risks” for the DF Dent Premier Growth Fund includes “Information Technology Sector Risk” but there is no mention of investments in the information technology sector in the Fund’s principal investment strategy. Please reconcile by either including reference to investments in the information technology sector in the Fund’s principal investment strategy or removing the risk disclosure.

Response: Registrant has revised the disclosure consistent with the Staff’s comment by including reference to the Fund’s investments in the Information Technology sector in the Fund’s Principal Investment Strategies.

Comment 9: In the section entitled “Principal Investment Strategies,” please include the applicable market capitalization ranges. Please also disclose the market capitalization ranges supplementally.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. Specifically, Registrant has included the following disclosures:

U.S. Securities and Exchange Commission
October 23, 2017

DF Dent Premier Growth Fund

The Fund primarily invests in medium- and large-size domestic companies. For these purposes, the Adviser defines medium-size companies as those with market capitalizations in the range of $3 billion to $20 billion, and large-size companies as those with market capitalizations greater than $20 billion.

The Fund’s investment strategy also permits the Fund to invest in small-size companies, which, according to the Adviser, are companies that typically have market capitalizations under $3 billion.

DF Dent Midcap Growth Fund

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of medium-size companies (“80% Policy”). For these purposes, the Fund’s Adviser defines medium-sized companies as those companies with market capitalizations in the range of $673.9 million to $43.7 billion, which was the two-year average of the market capitalization range of companies in the Russell Midcap Growth® Index on December 31, 2015 and 2016.

DF Dent Small Cap Growth Fund

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies with small market capitalizations (“80% Policy”). For these purposes, the Adviser considers small market capitalization companies to be those that at the time of initial purchase: (i) have a market capitalization between $100 million and $3.5 billion, or (ii) are within the range of the Russell 2000® Growth Index or the S&P SmallCap 600® Index during the most recent 12 month period (which was $6.4 million to $19.48 billion as of September 30, 2017).

Comment 10: The section entitled “Principal Investment Risks” for the DF Dent Midcap Growth Fund includes “Industrial Sector Risk” but there is no mention of investments in the industrial sector in the Fund’s principal investment strategy. Please reconcile by either including reference to investments in the industrial sector in the Fund’s principal investment strategy or removing the risk disclosure.

Response: Registrant has revised the disclosure consistent with the Staff’s comment by including reference to the Fund’s investments in the Industrial Sector in the Fund’s Principal Investment Strategies.

Comment 11: Please state supplementally how each Fund is expected to comply with its 15% limitation on investments in illiquid securities.

Response: Registrant has adopted policies and procedures related to the liquidity of its portfolio holdings. Pursuant to such policies, certain investments may be treated as illiquid. Registrant confirms that the Adviser and each Fund will apply such policies and procedures to all investments by the Funds, as necessary, and to the extent dictated by such policies and procedures, treat them as illiquid investments.

Comment 12: Please consider including a cybersecurity risk disclosure, as applicable.

U.S. Securities and Exchange Commission
October 23, 2017

Response: Registrant refers the Staff to the section entitled M. Cybersecurity Risk included within the Statement of Additional Information.

Comment 13: Please revise the disclosures relating to the tenure of the portfolio managers for each Fund to include not only the year, but also the month in which each portfolio manager commenced service to the respective Fund.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 14: With respect to the section entitled “Adviser Related Performance,” please confirm supplementally that the Registrant retains the records necessary to support the calculations, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Adviser and the Fund’s administrator retain the records necessary to support the performance calculations.

Comment 15: With respect to the “Adviser Related Performance” disclosure related to the DF Dent Midcap Growth Fund and DF Dent Small Cap Growth Fund, please confirm supplementally that the Composite includes the performance of all accounts managed by the Adviser in a manner substantially similar to the Funds.

The presentation may, in very limited circumstances, exclude certain substantially similar accounts, e.g., accounts with higher total returns than those included in the composite or Accounts that are so small that the exclusion would not materially affect performance. If you disclose that you are excluding any substantially similar accounts, the fund should supplementally explain why the accounts were excluded and represent that the exclusion of accounts would not materially affect the performance or cause the performance presentation to be misleading.

Response: Registrant confirms that the Composites include the performance of all accounts managed by the Adviser in a manner substantially similar to the Funds.

Comment 16: In section entitled “Selling Shares,” please consider whether the disclosure concerning the Funds’ method for meeting shareholder redemption requests needs to be revised to address differences between stressed market conditions and regular market conditions in accordance with Instruction 8 of Item 11(c) of Form N-1A. If the timing of meeting redemption requests varies depending on the method used, please disclose the typical number of days that it would take a Fund to meet a redemption request for each different method.

Response: The Funds’ methods for meeting shareholder redemption requests do not differ in stressed market conditions as compared to regular market conditions. Accordingly, no additional disclosure is proposed to be included.

Comment 17: Please revise the disclosure to state whether the Funds reserve the right to redeem in-kind.

Response: Registrant refers the Staff to the paragraph entitled “Redemptions in Kind” in the section entitled “Selling Shares” on page 60 of the Prospectus.

U.S. Securities and Exchange Commission
October 23, 2017

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc:	Stacy L. Fuller, Esq.
K&L Gates LLP

K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

October 23, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Forum Funds
DF Dent Premier Growth Fund
DF Dent Midcap Growth Fund
DF Dent Small Cap Growth Fund
File Nos.  002-67052; 811-03023
Post-Effective Amendment No. 598

Ladies and Gentlemen:

We have acted as counsel to Forum Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 598 to the Trust's registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,
/s/ K&L Gates LLP